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                                                                  Exhibit 13(ii)



     Second Addendum to Consolidated Memorandum, Filed pursuant to Rule 6e-2(b)(12)(ii) and Rule 6e-3(T)(b)(12)(iii)


New England Life may, but is not required to, reduce or vary the amount or timing of deductions for any Policy charges under established administrative procedures for issuance of the Policy. Any such variations would be implemented with Policy owner acknowledgment. The variations in timing and amount of charges, and the eligibility criteria for these variations, will reflect anticipated cost savings to us over time, will relate to objective factors as described in the current prospectus for the Policies, and will be reasonable, fair, and not discriminatory to the interests of other Policy owners as described in Rule 6e-2(b)(12)(ii) and Rule 6e-3(T)(b)(12)(iii).